UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2021

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Report on Disposal of Treasury Shares

From October 25, 2021 to December 16, 2021, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): October 12, 2021 (Please refer to the current report on Form 6-K furnished by the Company on October 12, 2021.)

B.	Period of Disposal: October 25, 2021 – December 16, 2021

C.	Type and Number of Disposed Shares: 505,350 common shares*

*

Represents the number of shares prior to the stock split (effective as of October 28, 2021) (the “Stock Split”) and the horizontal spin-off of SK Square Co., Ltd. (“SK Square”) from the Company (effective as of November 2, 2021) (the “Spin-off”) and corresponds to 1,534,653 common shares of the Company and 992,096 common shares of SK Square after the effectiveness of the Stock Split and the Spin-off (without taking into account the treasury shares acquired by the Company and SK Square as a result of the creation of fractional shares in the Spin-off).

2.	Details of Disposal

Date	Type	Number		Disposal Price per Share (Won)	Aggregate Disposal Price (Won)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
October 25, 2021	Common shares	505,250	505,250	309,500(1)	156,374,875,000	Officers and employees	Hana Financial Investment Co., Ltd.
December 16, 2021	Common shares	100(2)	100(2)	See footnote (2)	28,840,500(2)	Officers and employees	Hana Financial Investment Co., Ltd.
Total		505,350	505,350		156,403,715,500

(1)	Based on the market closing price on the date of the disposal.
(2)

The number of shares disposed (100) on December 16, 2021 above represents the number of shares prior to the Stock-Split and the Spin-off and corresponds to 303 common shares of the Company and 196 common shares of SK Square after the effectiveness of the Stock Split and the Spin-off. The disposal price per share is Won 58,700 for the common shares of the Company and Won 56,400 for the common shares of SK Square, based on their respective market closing price on the date of disposal, and the aggregate disposal price is Won 28,840,500.

3.	Discrepancy with the Initial Report

The actual number of disposed shares was 505,350 common shares, compared to 520,000 common shares that were estimated to be subject to disposal as set forth in the Initial Report. Such discrepancy was due to the change in the number of officers and employees entitled to receive such shares.

4.	Treasury Shares Held after the Disposal (as of December 20, 2021)

(units: in millions of Won or percentages)

Type	Direct Acquisition (A)(1)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	1,250,992	0.57	27,313				1,250,992	0.57	57,313

(1)	Includes 54,302 shares acquired by the Company as a result of the creation of fractional shares in the Spin-off.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Heejun Chung
(Signature)

Name:	Heejun Chung
Title:	Senior Vice President

Date: December 20, 2021

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